Exhibit 99.4

Confidential

SHARE SUBSCRIPTION AGREEMENT between Trident Digital Tech Holdings Ltd and Soon Huat Lim June 30, 2026

SHARE SUBSCRIPTION AGREEMENT

This SHARE SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into as of June 30, 2026 by and among the following parties:

A.          Trident Digital Tech Holdings Ltd, a Cayman Islands exempted company with limited liability with its registered office located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (the “Company”); and

B.          Mr. Soon Huat Lim, the founder, chairman of board of directors and chief executive officer of the Company (the “Purchaser”).

RECITALS

A.          WHEREAS, the Company is a company duly incorporated and validly existing under the laws of the Cayman Islands, and operates as a digital infrastructure holding company focused on building and operating sovereign-scale technology platforms across emerging markets;

B.          WHEREAS, the Company owes the Purchaser an outstanding debt in the principal amount of US$8,000,000 (the “Debt”); and

C.          WHEREAS, the Company desires to allot and issue to the Purchaser, and the Purchaser agrees to subscribe for, 901,408,450 Class B ordinary shares in the share capital of the Company, with a par value of US$0.00001 each (the “Class B Ordinary Shares”), subject to any share split, share division, share consolidation, share recapitalization and other similar changes, by conversion of the Debt at a conversion price equal to US$0.008875 per Class B Ordinary Share, which is based on the official closing price of the American depositary shares (each of which represents two hundred and forty Class B Ordinary Shares) on June 18, 2026, upon the terms set out in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.           AGREEMENT TO ISSUE AND SUBSCRIBE FOR CLASS B ORDINARY SHARES AT THE CLOSING.

1.1         Agreement to Issue and Subscribe for the Purchased Shares. Subject to the terms and conditions hereof, at the Closing (as defined below), the Company shall issue to the Purchaser, and the Purchaser shall subscribe for, an aggregate of 901,408,450 Class B Ordinary Shares, subject to any share split, share division, share consolidation, share recapitalization and other similar changes, (the “Purchased Shares”) by conversion of the Debt at a conversion price equal to US$0.008875 per Class B Ordinary Share, which is based on the official closing price of the American depositary shares (each of which represents two hundred and forty Class B Ordinary Shares) on June 18, 2026.

1.2         Closing. The issuance and subscription of the Purchased Shares (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures, on the date following the completion of the conditions precedent under Section 4 hereof, or at such other time as the Company and the Purchaser may mutually agree upon in writing.

1.3         Delivery at the Closing. At the Closing, the Company shall deliver a certified true copy of the register of members of the Company as of the date of the Closing reflecting the Purchaser’s ownership of the Purchased Shares, against the conversion of the Debt pursuant to the terms of this Agreement.

2.           REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company hereby represents and warrants to the Purchaser as follows as of the date hereof and the date of Closing:

2.1         Organization, Good Standing and Qualification.

The Company is duly organized, validly existing and in good standing under, and by virtue of, the relevant laws in the jurisdiction of its incorporation, and has all requisite power and authority to carry on its business as now conducted.

2.2         Due Authorisation.

All corporate actions on the part of the Company necessary for the authorisation, execution and delivery of this Agreement and the transactions contemplated hereunder, the authorisation, issuance and delivery of all of the Purchased Shares, and the performance of its obligations under of this Agreement and any other documents contemplated hereunder to which the Company is a party, has been taken. This Agreement and any other documents contemplated hereunder to which the Company is a party will, when executed, constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.

2.3         Valid Issuance of Purchased Shares. The Purchased Shares and their issuance have been duly authorized and, when issued, allotted and delivered in accordance with the terms of this Agreement, the Purchased Shares will be validly issued in accordance with applicable law, fully paid and non-assessable, and their issuance is not subject to any liens or to any pre-emptive or similar rights that have not been validly waived, except for the rights imposed under the current effective memorandum and articles of association of the Company.

2.4         Absence of Insolvency. None of the Company and its subsidiaries is unable to pay its debts as and when such debts fall due, is subject to any insolvency proceedings or has had (or has had a notice given or filed of an intention to have) a receiver, liquidator or administrator appointed over its assets. No order has been made, petition presented or resolution passed for the winding up of the Company or any of its subsidiaries.

2.5         Compliance with Laws and Other Instruments.

(a)         Each of the Company and its subsidiaries has at all times conducted its business and corporate affairs in accordance with all applicable material laws and regulations in all material respects.

(b)         The execution and delivery by the Company, and the performance by the Company of its obligations under this Agreement and any other documents contemplated hereunder to which the Company is a party will not contravene in any material respect (a) any provision of applicable law (and all necessary licenses, consents, authorizations and approvals have been obtained), (b) any constitutional documents of the Company, (c) any agreement or other instrument binding upon the Company, or (d) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company.

3.           REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser hereby represents and warrants to the Company as follows as of the date hereof and the date of Closing:

3.1         Private Offering. The Purchaser is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) or it is not a “U.S. Person” as defined in Rule 902 of Regulation S (“Regulation S”) under the Securities Act. The Purchaser acknowledges that the sale contemplated hereby is being made in reliance on a private placement exemption to “Accredited Investors” within the meaning of Section 501(a) of Regulation D under the Securities Act and similar exemptions under state law or a non-U.S. Person under Regulation S.

3.2         Authority. This Agreement has been validly authorized, executed and delivered by the Purchaser and is a valid and binding agreement enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3         No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) any agreement, indenture or instrument to which the Purchaser is a party or (ii) any law, statute, rule or regulation to which the Purchaser is subject, or any agreement, order, judgment or decree to which the Purchaser is subject.

3.4         Reliance on Representations and Warranties. The Purchaser understands the Purchased Shares are being offered and sold to it in reliance on exemptions from the registration requirements under the Securities Act, and analogous provisions in the laws and regulations of various states, and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth in this Agreement in order to determine the applicability of such provisions.

3.5         No Advertisements. The Purchaser is not subscribing for the Purchased Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting.

3.6         Legend. The Purchaser acknowledges and agrees the certificates evidencing the Purchased Shares shall bear a restrictive legend in form and substance as set forth in Section 5 hereof.

3.7         Experience, Financial Capability and Suitability. The Purchaser is (i) sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Purchased Shares and (ii) able to bear the economic risk of his investment in the Purchased Shares for an indefinite period of time because the Purchased Shares have not been registered under the Securities Act and therefore cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. The Purchaser has substantial experience in evaluating and investing in transactions of securities in companies similar to the Company so that he is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect his own interests.

3.8         Investment Purposes. The Purchaser is purchasing the Purchased Shares solely for investment purposes, for his own account and not for the account or benefit of any other person, and not with a view towards the distribution or dissemination thereof and has no present arrangement to sell the interest in the Purchased Shares to or through any person or entity.

4.           Condition Precedent. The Closing of the transactions contemplated by this Agreement shall be subject to the fulfillment of the following conditions precedent:

4.1         The transactions contemplated by this Agreement shall have obtained and/or completed approvals or filings, as required, from any governmental and/or regulatory agencies in accordance with relevant laws and regulations; and

4.2         The transactions contemplated by this Agreement shall have obtained the approvals of the board of directors and shareholders of Company.

5.           SECURITIES LAWS RESTRICTIONS.

5.1         The Purchaser agrees not to sell, transfer, pledge, hypothecate or otherwise dispose of all or any part of the Purchased Shares unless in fully compliance with the insider trading policy and other applicable corporate governance documents of the Company, and prior thereto (a) a registration statement on the appropriate form under the Securities Act and applicable state securities laws with respect to the Purchased Shares proposed to be transferred shall then be effective, (b) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (c) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction.

5.2         The Purchaser understands that the Purchased Shares and any securities issued in respect of or exchange for the Purchased Shares, may bear the following legend:

“THESE SECURITIES (i) HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT, (B) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE RESALE LIMITATIONS SET FORTH IN RULE 905 OF REGULATION S UNDER THE SECURITIES ACT, (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE

SECURITIES ACT (IF AVAILABLE) OR (E) PURSUANT TO ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

6.           CONFIDENTIALITY AND NON-DISCLOSURE.

6.1         Disclosure of Terms.    Each party hereto acknowledges that the terms and conditions of this Agreement, the other transaction documents contemplated hereunder, and all exhibits, schedules, restatements and amendments hereto and thereto, including their existence and any negotiations in connection with them, shall be considered confidential information and shall not be disclosed by it to any third party except in accordance with the provisions set forth below.

6.2         Permitted Disclosures.    The confidentiality obligations set out in this Section 6 do not apply to:

(a)         information which was in the public domain or otherwise known to the relevant party before it was furnished to it by another party or, after it was furnished to that Party, entered the public domain otherwise than as a result of (i) a breach by that party of this Section 6, or (ii) a breach of a confidentiality obligation by the discloser, where the breach was known to that Party;

(b)         information the disclosure of which is necessary in order to comply with any applicable law, the order of any competent court or authority, the requirements of a stock exchange, parliamentary body, governmental agency or to obtain tax or other clearances or consents from any relevant authority or in connection with responding to any request from any tax authority; or

(c)         any information disclosed by any party to their respective affiliates, and its and their employees, bankers, financial advisers, consultants, auditors, insurers and legal or other advisers for the purpose of this Agreement and the transactions contemplated hereunder.

6.3         Legally Compelled Disclosure.    In the event that any party hereto is requested or becomes legally compelled (including without limitation pursuant to securities laws and regulations) to disclose the existence of this Agreement or any terms pursuant to Section 6.2(b) above, such party shall, if and to the extent that it can lawfully do so, provide the other parties with prompt written notice of that fact so that the appropriate party may seek (with the cooperation and reasonable efforts of the other parties hereto) a protective order, confidential treatment or other appropriate remedy. In such event, the disclosing party shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information to the extent reasonably requested by any non-disclosing party.

6.4         Announcements.

(a)         No party shall make or authorise the making of any announcement concerning the existence or subject matter of this Agreement unless the other parties shall have given their prior consent to such announcement (such consent not to be unreasonably withheld or delayed).

(b)         Section 6.4(a) shall not apply to:

(i)          any information which is required to be announced pursuant to any applicable laws or any requirement of any competent governmental or statutory authority or rules or regulations of any relevant regulatory, administrative or supervisory body (including without limitation, any relevant stock exchange or securities council); or

(ii)         any information which is required to be announced pursuant to any legal process issued by any court or tribunal of competent jurisdiction.

Where any announcement is made in reliance on the foregoing exception, the party making the announcement shall, to the extent that it can lawfully do so, consult with the relevant other party in advance as to the form, content and timing of such announcement.

7.           MISCELLANEOUS.

7.1         Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York for agreements made and to be wholly performed within such territory. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

7.2         Successors and Assigns.    Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto. No party hereto shall (nor shall it purport to) assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare or dispose of any right or interest in it without the prior written consent of the other party hereto.

7.3         Entire Agreement.    This Agreement, any documents, agreements and understandings in connection with the occurrence and treatment of the Debt constitute the entire understanding and agreement between the parties hereto with regard to the subjects hereof and thereof and supersede any prior agreement (whether oral or written) relating to the transactions contemplated in this Agreement.

7.4         Notices.    Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given: (a) when hand delivered to a party hereto; (b) when sent by email at the time the email is sent or (c) three (3)business days after deposit with an internationally reputable delivery service provider, postage prepaid, provided that the sending party receives a confirmation of delivery from the delivery service provider.

7.5         Amendments and Waivers.    This Agreement may be amended only with the prior written consent of the parties hereto.

7.6         Costs.    Each party hereto shall bear its own legal and other costs and expenses of and incidental to the negotiation, preparation, execution and performance by it of this Agreement and all ancillary documents.

7.7         Titles and Subtitles.    The titles of the Sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

7.8         Counterparts; Reproductions; Electronic Signatures.    This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. A facsimile, portable document file (PDF) or other reproduction of this Agreement may be executed by one or more parties and delivered by such party by facsimile, electronic mail or any similar electronic transmission pursuant to which the signature of or on behalf of such Party can be seen. Delivery of a counterpart of this Agreement by e-mail attachment or facsimile shall be an effective mode of delivery. The parties hereto agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be denied legal effect, validity or enforceability solely on the ground that it is in the form of an electronic record. The parties hereto further agree that they shall not dispute the validity, accuracy, legal effectiveness or authenticity or enforceability of this Agreement merely on the basis that this Agreement is executed by way of electronic signatures, and that such electronic record shall be final and conclusive of the parties’ agreement of any relevant matter as set out herein.

7.9         Severability.    Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement, the relevant provision shall have no effect in that respect and the parties hereto shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TRIDENT DIGITAL TECH HOLIDNGS LTD
By:	/s/ Soon Huat Lim
Name:	Soon Huat Lim
Title:	DIRECTOR

SIGNATURE PAGE TO SHARE SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Soon Huat Lim
By:	/s/ Soon Huat Lim
Name:	Soon Huat Lim
Title:

SIGNATURE PAGE TO SHARE SUBSCRIPTION AGREEMENT